Exhibit 99.1

GERDAU S.A. and subsidiaries
Quarterly Results - 2Q13

August 1, 2013

GERDAU

NÍVEL 1 BM&FBOVESPA — GGB LISTED NYSE — LATIBEX XGGB

ISE — IGC — ITAG — INDX — IBRX 50 — IMAT — MLCX

Mission

To create value for our customers, shareholders, employees and communities by operating as a sustainable steel business.

Vision

To be a global organization and a benchmark in any business we conduct.

Values

Be the CUSTOMER'S choice
SAFETY above all
Respected, engaged and fulfilled EMPLOYEES
Pursuing EXCELLENCE with SIMPLICITY
Focus on RESULTS
INTEGRITY with all stakeholders
Economic, social and environmental SUSTAINABILITY

Gerdau is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. With over 45,000 employees, it has industrial operations in 14 countries - in the Americas, Europe and Asia - which together represent an installed capacity of over 25 million metric tons of steel per year. It is the largest recycler in Latin America and around the world it transforms each year millions of metric tons of scrap into steel, reinforcing its commitment to sustainable development in the regions where it operates. With more than 130,000 shareholders, the Company is listed on the stock exchanges of São Paulo, New York and Madrid.

Highlights in the Second Quarter of 2013

Key Information	2nd Quarter 2013	2nd Quarter 2012	Variation 2Q13/2Q12	1st Quarter 2013	Variation 2Q13/1Q13	1st Half 2013	1st Half 2012	Variation 1H13/1H12
Production of Crude Steel (1,000 tonnes)	4,646	5,046	-7.9%	4,410	5.4%	9,056	9,986	-9.3%
Shipments (1,000 tonnes)	4,634	4,778	-3.0%	4,555	1.7%	9,189	9,503	-3.3%
Net Sales (R$ million)	9,882	9,975	-0.9%	9,166	7.8%	19,048	19,174	-0.7%
EBITDA (R$ million)	1,196	1,244	-3.9%	805	48.6%	2,001	2,252	-11.1%
Net Income (R$ million)	401	549	-27.0%	160	150.6%	561	946	-40.7%
Gross margin	13.6%	14.3%		9.9%		11.8%	13.2%	
EBITDA Margin	12.1%	12.5%		8.8%		10.5%	11.7%	
Shareholders' equity (R$ million)	30,464	28,422		28,475		30,464	28,422	
Total Assets (R$ million)	55,056	53,346		51,807		55,056	53,346	
Gross debt / Total capitalization [1]	33%	34%		34%		33%	34%	
Net debt [2] / EBITDA [3]	3.1x	2.5x		3.2x		3.1x	2.5x	

1) Total capitalization = shareholders' equity + gross debt (principal)
2) Net debt = gross debt (principal) - cash, cash equivalents and short-term investments
3) EBITDA in the last 12 months

1

GERDAU S.A. and subsidiaries **August 1, 2013**
Quarterly Results - 2Q13
GERDAU

World Steel Market

Crude Steel Industry Production (1,000 tonnes)	2nd Quarter 2013	2nd Quarter 2012	Variation 2Q13/2Q12	1st Quarter 2013	Variation 2Q13/1Q13	1st Half 2013	1st Half 2012	Variation 1H13/1H12
Brazil	8,629	8,626	0.0%	8,345	3.4%	16,974	17,350	-2.2%
North America (except Mexico)	24,698	26,368	-6.3%	24,834	-0.5%	49,532	53,121	-6.8%
Latin America (except Brazil)	8,337	8,026	3.9%	7,585	9.9%	15,922	15,820	0.6%
China	197,979	187,126	5.8%	191,891	3.2%	389,870	363,007	7.4%
Others	161,457	163,840	-1.5%	156,041	3.5%	317,498	324,746	-2.2%
Total[1]	**401,100**	**393,986**	**1.8%**	**388,696**	**3.2%**	**789,796**	**774,044**	**2.0%**

Source: worldsteel and Gerdau

(1) Figures represent approximately 98% of total production in 62 countries.

- In 2Q13, world steel production grew in relation to 2Q12 (see table above), led by China. Production performance in the regions where Gerdau operates was as follows: (i) in Brazil, production was stable; (ii) in North America, the deceleration in production is explained by the strong comparison base in 2Q12 due to the faster growth in that period; and (iii) in Latin America, production growth was driven mainly by GDP growth in the various countries of the region. China remained an important player in the international market, accounting for 49.4% of world steel production. Average capacity utilization in the world steel industry stood at 79.2% in June 2013.

- On April 11, 2013, World Steel Association released its latest *Short Range Outlook* containing growth forecasts for global apparent steel consumption in 2013 and 2014 of 2.9% and 3.2%, respectively. In early 2013, the main risks to the global economy – the crisis in the eurozone, sharp slowdown in China's economy and uncertainty regarding fiscal policy in the United States – stabilized considerably, with expectations now pointing to a recovery in global steel demand starting in the second half of 2013, led by emerging markets. For 2013, worldsteel estimates growth in apparent steel consumption in developing economies of 3.9%, while developed economies should grow by 0.4%. Specifically, the NAFTA region is expected to register growth of 2.9% in apparent steel consumption in 2013.

Gerdau's performance in the second quarter of 2013

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Business operations

The information in this report is presented in accordance with Gerdau's corporate governance, as follows:

- Brazil (Brazil BO) – includes the operations in Brazil (except special steel) and the metallurgical and coking coal operation in Colombia;
- North America (North America BO) – includes all North American operations, except Mexico and special steel;
- Latin America (Latin America BO) – includes all Latin American operations, except the operations in Brazil and the metallurgical and coking coal operation in Colombia;
- Special Steel (Special Steel BO) – includes the special steel operations in Brazil, Spain, United States and India.

2

GERDAU S.A. and subsidiaries
Quarterly Results - 2Q13
August 1, 2013

Crude steel production

Crude steel production (1,000 tonnes)	2nd Quarter 2013	2nd Quarter 2012	Variation 2Q13/2Q12	1st Quarter 2013	Variation 2Q13/1Q13	1st Half 2013	1st Half 2012	Variation 1H13/1H12
Brazil	1,771	1,825	-3.0%	1,708	3.7%	3,479	3,576	-2.7%
North America	1,640	1,842	-11.0%	1,474	11.3%	3,114	3,741	-16.8%
Latin America	429	518	-17.2%	426	0.7%	855	988	-13.5%
Special Steel	806	861	-6.4%	802	0.5%	1,608	1,681	-4.3%
Total	**4,646**	**5,046**	**-7.9%**	**4,410**	**5.4%**	**9,056**	**9,986**	**-9.3%**

- On a **consolidated** basis, crude steel production in 2Q13 compared to 2Q12 was adjusted based on the inventory levels of each region where Gerdau has operations. In the **Brazil BO**, the reduction in production was due to the lower export volume in 2Q13. In the other Business Operations, production was adjusted in accordance with existing inventory levels, seeking to reduce working capital needs. Compared to 1Q13, the highlight was the **North America BO**, where production growth in 2Q13 was driven by the seasonal upturn following the end of winter and by the stabilization of the process of the new management software implementation.


Crude Steel Production
(in thousands of metric tons)
5,046
4,747
4,186
4,410
4,646
17.0%
10.3%
36.5%
36.2%
13.6%
9.4%
36.5%
40.5%
15.6%
9.7%
34.0%
40.7%
18.2%
9.7%
33.4%
38.7%
17.4%
9.2%
35.3%
38.1%
2Q12
3Q12
4Q12
1Q13
2Q13
Special Steel
Latin America
North America
Brazil

Shipments

Consolidated Shipments (1,000 tonnes)	2nd Quarter 2013	2nd Quarter 2012	Variation 2Q13/2Q12	1st Quarter 2013	Variation 2Q13/1Q13	1st Half 2013	1st Half 2012	Variation 1H13/1H12
Brazil [1]	1,768	1,916	-7.7%	1,808	-2.2%	3,576	3,694	-3.2%
Domestic Market	1,506	1,418	6.2%	1,417	6.3%	2,923	2,687	8.8%
Exports	262	498	-47.4%	391	-33.0%	653	1,007	-35.2%
North America	1,545	1,593	-3.0%	1,516	1.9%	3,061	3,345	-8.5%
Latin America	726	685	6.0%	646	12.4%	1,372	1,356	1.2%
Special Steel	766	731	4.8%	667	14.8%	1,433	1,429	0.3%
Eliminations and Adjustments	(171)	(147)		(82)		(253)	(321)	
Total	**4,634**	**4,778**	**-3.0%**	**4,555**	**1.7%**	**9,189**	**9,503**	**-3.3%**

1- Does not consider coking coal, coke and iron ore shipments.

- **Consolidated** shipments decreased in 2Q13 compared to 2Q12, mainly due to the lower exports from the **Brazil BO**, which were partially redirected to the domestic market, especially in the case of semi-finished products. In the **North America BO**, the reduction in shipments reflected the installation of a new management software throughout 2012 and early in 2013 and the higher imports in the period. In the **Special Steel BO**, the higher shipments occurred mainly at the units in Brazil, which experienced a recovery in vehicle production (+23.2% in 2Q13 compared to 2Q12, according to data from Anfavea), especially trucks (+67.7%). In the **Latin America BO**, shipments increased driven by stronger demand in some countries of the region.

3

GERDAU S.A. and subsidiaries
Quarterly Results - 2Q13
August 1, 2013
GERDAU

- Compared to 1Q13, **consolidated** shipments registered varying growth rates in each of the regions where the Company operates. In the **Brazil BO**, particularly, shipments to domestic clients registered growth, which was neutralized by the lower exports. In the **Special Steel BO**, the growth in shipments was due to the recovery in vehicle production in 2Q13, as mentioned earlier. In the **Latin America BO**, the growth in shipments was driven by stronger demand in some countries of the region. In the **North America BO**, the recovery in shipments reflected the seasonal improvement with the end of winter and the stabilization of the process of the new management software implementation.

Consolidated Shipments
(breakdown by BO)


2Q13
31.3%
5.5%
32.2%
15.1%
15.9%
2Q12
28.8%
10.1%
32.4%
13.9%
14.8%
1Q13
30.6%
8.4%
32.7%
13.9%
14.4%
Brazil - Domestic Market
Brazil - Exports
North America
Latin America
Special Steel

Net sales

Net Sales (R$ million)	2nd Quarter 2013	2nd Quarter 2012	Variation 2Q13/2Q12	1st Quarter 2013	Variation 2Q13/1Q13	1st Half 2013	1st Half 2012	Variation 1H13/1H12
Brazil	3,679	3,724	-1.2%	3,458	6.4%	7,137	6,944	2.8%
Domestic Market	3,233	2,997	7.9%	3,000	7.8%	6,233	5,618	10.9%
Exports [1]	446	727	-38.7%	458	-2.6%	904	1,326	-31.8%
North America	3,092	3,184	-2.9%	2,925	5.7%	6,017	6,325	-4.9%
Latin America	1,332	1,274	4.6%	1,144	16.4%	2,476	2,423	2.2%
Special Steel	2,122	2,070	2.5%	1,813	17.0%	3,935	3,925	0.3%
Eliminations and Adjustments	(343)	(277)		(174)		(517)	(443)	
Total	**9,882**	**9,975**	**-0.9%**	**9,166**	**7.8%**	**19,048**	**19,174**	**-0.7%**

1- Includes coking coal, coke and iron ore net sales.

- In 2Q13, **consolidated** net sales decreased slightly compared to 2Q12, accompanying the reduction in shipments at the various Business Operations.

- Compared to 1Q13, **consolidated** net sales registered growth, mainly reflecting the increases in net sales per metric ton shipped at all Business Operations. In the **Brazil BO**, the net sales growth is explained by the higher shipments to the domestic market and, to a lesser extent, to the increase in net sales per metric ton shipped. In the **North America BO**, the net sales growth is attributed to the increase in net sales per metric ton shipped and to the growth in shipments. The increase in net sales per metric ton shipped was influenced by the exchange variation between the periods (depreciation of 3.5% in the Brazilian real against the U.S. dollar average). In the **Latin America** and **Special Steel BOs**, higher shipments were the main driver of the net sales growth in 2Q13.

4

GERDAU S.A. and subsidiaries **August 1, 2013**
Quarterly Results - 2Q13
GERDAU

Cost of goods sold and gross margin

Cost of Goods Sold and Gross Margin		2nd Quarter 2013	2nd Quarter 2012	Variation 2Q13/2Q12	1st Quarter 2013	Variation 2Q13/1Q13	1st Half 2013	1st Half 2012	Variation 1H13/1H12
Brazil	Net sales (R$ million)	3,679	3,724	-1.2%	3,458	6.4%	7,137	6,944	2.8%
	Cost of goods sold (R$ million)	(2,903)	(3,114)	-6.8%	(2,928)	-0.9%	(5,831)	(5,907)	-1.3%
	Gross profit (R$ million)	776	610	27.2%	530	46.4%	1,306	1,037	25.9%
	Gross margin (%)	*21.1%*	*16.4%*		*15.3%*		*18.3%*	*14.9%*	
North America	Net sales (R$ million)	3,092	3,184	-2.9%	2,925	5.7%	6,017	6,325	-4.9%
	Cost of goods sold (R$ million)	(2,905)	(2,833)	2.5%	(2,754)	5.5%	(5,659)	(5,639)	0.4%
	Gross profit (R$ million)	187	351	-46.7%	171	9.4%	358	686	-47.8%
	Gross margin (%)	*6.0%*	*11.0%*		*5.8%*		*5.9%*	*10.8%*	
Latin America	Net sales (R$ million)	1,332	1,274	4.6%	1,144	16.4%	2,476	2,423	2.2%
	Cost of goods sold (R$ million)	(1,193)	(1,161)	2.8%	(1,049)	13.7%	(2,242)	(2,196)	2.1%
	Gross profit (R$ million)	139	113	23.0%	95	46.3%	234	227	3.1%
	Gross margin (%)	*10.4%*	*8.9%*		*8.3%*		*9.5%*	*9.4%*	
Special Steel	Net sales (R$ million)	2,122	2,070	2.5%	1,813	17.0%	3,935	3,925	0.3%
	Cost of goods sold (R$ million)	(1,881)	(1,731)	8.7%	(1,695)	11.0%	(3,576)	(3,348)	6.8%
	Gross profit (R$ million)	241	339	-28.9%	118	104.2%	359	577	-37.8%
	Gross margin (%)	*11.4%*	*16.4%*		*6.5%*		*9.1%*	*14.7%*	
Eliminations and Adjustments	Net sales (R$ million)	(343)	(277)		(174)		(517)	(443)	
	Cost of goods sold (R$ million)	342	289		169		511	448	
	Gross profit (R$ million)	(1)	12		(5)		(6)	5	
Consolidated	**Net sales (R$ million)**	**9,882**	**9,975**	**-0.9%**	**9,166**	**7.8%**	**19,048**	**19,174**	**-0.7%**
	Cost of goods sold (R$ million)	**(8,540)**	**(8,550)**	**-0.1%**	**(8,257)**	**3.4%**	**(16,797)**	**(16,642)**	**0.9%**
	Gross profit (R$ million)	**1,342**	**1,425**	**-5.8%**	**909**	**47.6%**	**2,251**	**2,532**	**-11.1%**
	Gross margin (%)	***13.6%***	***14.3%***		***9.9%***		***11.8%***	***13.2%***	

- In 2Q13 compared to 2Q12, on a **consolidated** basis, selling costs were stable despite the reduction in shipments, which was fully offset by the effect of exchange variation on costs denominated or related to the U.S. dollar. The lower dilution of fixed costs due to the lower shipments led to slight contraction in **consolidated** gross margin. In the **Brazil BO**, the reduction in selling costs was mainly due to the lower shipments in the period. The expansion in gross margin is explained by the better market mix (higher shipments to the domestic market) and by the increase in net sales per metric ton shipped outpacing the increase in cost per metric ton shipped. In the **North America BO**, the increase in selling costs mainly reflected the exchange variation in the period (depreciation of 5.2% in the Brazilian real against the U.S. dollar average). The contraction in gross margin is explained by the lower prices in U.S. dollar and the lower dilution of the fixed costs resulting from the reduction in shipments. In **Latin America BO**, the increase in selling costs reflected the growth in shipments, which was partially offset by the lower price of metal inputs. This reduction, combined with a higher dilution of fixed costs, supported gross margin expansion. In the **Special Steel BO**, the increase in selling costs was due to the growth in shipments and to the exchange variation in the currencies of the various countries where Gerdau operates in relation to the Brazilian real. The contraction in gross margin is explained by the reduction in net sales per metric ton shipped in Spain and the United States.

- On a **consolidated** basis, in 2Q13 compared to 1Q13, gross margin expanded 3.7 p.p., reflecting the improvement in operations of all Business Operations, except the **North America BO**, which remained stable.

Selling, general and administrative expenses

SG&A (R$ million)	2nd Quarter 2013	2nd Quarter 2012	Variation 2Q13/2Q12	1st Quarter 2013	Variation 2Q13/1Q13	1st Half 2013	1st Half 2012	Variation 1H13/1H12
Selling expenses	165	149	10.7%	151	9.3%	316	281	12.5%
General and administrative expenses	471	487	-3.3%	483	-2.5%	954	954	0.0%
Total	636	636	0.0%	634	0.3%	1,270	1,235	2.8%
Net Sales	9,882	9,975	-0.9%	9,166	7.8%	19,048	19,174	-0.7%
% of net sales	**6.4%**	**6.4%**		**6.9%**		**6.7%**	**6.4%**	

5

GERDAU S.A. and subsidiaries August 1, 2013 Quarterly Results - 2Q13 6 • Selling, general and administrative expenses as a ratio of net sales remained flat in 2Q13 compared to the same period last year, but were lower in relation to 1Q13, also reflecting the Company’s efforts to rationalize expenses. Equity income • The jointly controlled entities and associate companies, whose results are calculated using the equity method, recorded steel shipments of 276,000 metric tons in 2Q13, based on their respective equity interests, for net sales of R$ 450 million. • Based on the performance of jointly controlled entities and associate companies, equity income was negative R$ 370,000 in 2Q13, compared to negative R$ 14 million in 2Q12 and positive R$ 17 million in 1Q13. EBITDA 2nd Quarter 2nd Quarter Variation 1st Quarter Variation 1st Half 1st Half Variation (R$ million) 2013 2012 2Q13/2Q12 2013 2Q13/1Q13 2013 2012 1H13/1H12 401 549 -27.0% 160 150.6% 561 946 -40.7% 548 335 63.6% 192 185.4% 740 432 71.3% (230) (99) 132.3% (11) 1990.9% (241) (23) 947.8% 477 459 3.9% 464 2.8% 941 897 4.9% EBITDA 1,196 1,244 -3.9% 805 48.6% 2,001 2,252 -11.1% EBITDA Margin 12.1% 12.5% 8.8% 10.5% 11.7% Net income ¹ Includes the results from jointly controlled entities and associate companies based on the equity income method. Net financial result Provision for income and social contribution taxes Depreciation and amortization Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity. The Company's EBITDA is already calculated pursuant to Instruction 527 of the CVM. Breakdown of Consolidated EBITDA ¹ 2nd Quarter 2nd Quarter 1st Quarter 1st Half 1st Half (R$ million) 2013 2012 2013 2013 2012 1,196 1,244 805 2,001 2,252 (477) (459) (464) (941) (897) 719 785 341 1,060 1,355 ¹ Non-accounting measurement ado pted by the Company. ² Accounting measurement disclosed in consolidated Statements of Income. Conciliation of Consolidated EBITDA EBITDA ¹ Depreciation and amortization OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES² Consolidated EBITDA and Margin EBITDA (R$ Million) 1,244 1,033 891 805 1,196 12.5% 10.5% 9.9% 8.8% 12.1% 2Q12 3Q12 4Q12 1Q13 2Q13 EBITDA EBITDA Margin EBITDA Margin 12.5% 12.1% 15.8% 20.3% 10.3% 5.1% 5.5% 8.2% 17.5% 13.0% 0% 4% 8% 12% 16% 20% 2Q12 3Q12 4Q12 1Q13 2Q13 Consolidated Brazil North America Latin America Special Steel EBITDA (breakdown by BO)

GERDAU S.A. and subsidiaries August 1, 2013
Quarterly Results - 2Q13
GERDAU


2Q13
21.4%
8.4%
58.0%
12.2%
2Q12
26.8%
43.7%
5.2%
24.3%
1Q13
17.9%
6.1%
17.1%
58.9%
Brazil
North America
Latin America
Special Steel

EBITDA by Business Operation		2nd Quarter 2013	2nd Quarter 2012	Variation 2Q13/2Q12	1st Quarter 2013	Variation 2Q13/1Q13	1st Half 2013	1st Half 2012	Variation 1H13/1H12
Brazil	EBITDA (R$ million)	748	589	27.0%	509	47.0%	1,257	1,000	25.7%
	EBITDA margin (%)	*20.3%*	*15.8%*		*14.7%*		*17.6%*	*14.4%*	
North America	EBITDA (R$ million)	158	328	-51.8%	148	6.8%	306	658	-53.5%
	EBITDA margin (%)	*5.1%*	*10.3%*		*5.1%*		*5.1%*	*10.4%*	
Latin America	EBITDA (R$ million)	109	70	55.7%	53	105.7%	162	162	0.0%
	EBITDA margin (%)	*8.2%*	*5.5%*		*4.6%*		*6.5%*	*6.7%*	
Special Steel	EBITDA (R$ million)	276	362	-23.8%	155	78.1%	431	622	-30.7%
	EBITDA margin (%)	*13.0%*	*17.5%*		*8.5%*		*11.0%*	*15.8%*	
Eliminations and Adjustments	EBITDA (R$ million)	(95)	(105)		(60)		(155)	(190)	
Consolidated	**EBITDA (R$ million)**	**1,196**	**1,244**	**-3.9%**	**805**	**48.6%**	**2,001**	**2,252**	**-11.1%**
	EBITDA margin (%)	***12.1%***	***12.5%***		***8.8%***		***10.5%***	***11.7%***	

- **Consolidated** EBITDA decreased in 2Q13 compared to 2Q12 due to the reduction in **consolidated** gross profit, resulting in a slight decrease in **consolidated** EBITDA margin. In the **Brazil BO**, which accounted for 58.0% of EBITDA, the increases in EBITDA and EBITDA margin were are explained by the better market mix (higher shipments to the domestic market) and the increase in net sales per metric ton shipped outpacing the increase in cost per metric ton shipped. In the **Latin America BO**, which accounted for 8.4% of EBITDA, the increase in both EBITDA and EBITDA margin is due to the higher shipments and subsequent higher dilution of fixed costs and to the reduction in metal input prices. In the **North America BO**, which accounted for 12.2% of EBITDA, the reduction in both EBITDA and EBITDA margin is explained by lower prices in U.S. dollar and by the lower shipments and subsequent lower dilution of fixed costs. In the **Special Steel BO**, which accounted for 21.4% of the EBITDA in 2Q13, both EBITDA and EBITDA margin decreased as result of the decrease in net sales per metric ton shipped in Spain and the United States.

- In 2Q13 compared to 1Q13, **consolidated** EBITDA and EBITDA margin increased significantly driven by the better operating performance in the **Brazil**, **Special Steel** and **Latin America BOs**. Specifically at the **Brazil BO**, the growth was driven by the higher shipments to the domestic market and the increase in net sales per metric ton shipped. In the **Special Steel** and **Latin America BOs**, the increases in EBITDA and EBITDA margin were basically resulted from the growth in shipments. In the **North America BO**, EBITDA and EBITDA margin remained relatively stable.

Financial result

Financial Result (R$ million)	2nd Quarter 2013	2nd Quarter 2012	Variation 2Q13/2Q12	1st Quarter 2013	Variation 2Q13/1Q13	1st Half 2013	1st Half 2012	Variation 1H13/1H12
Financial income	64	100	-36.0%	44	45.5%	108	181	-40.3%
Financial expenses	(264)	(241)	9.5%	(251)	5.2%	(515)	(464)	11.0%
Exchange variation, net	(344)	(196)	75.5%	21	-	(323)	(140)	130.7%
Exchange variation on net investment hedge	*(214)*	*(157)*	*36.3%*	*24*	-	*(190)*	*(157)*	*21.0%*
Exchange variation - other lines	*(130)*	*(39)*	*233.3%*	*(3)*	*4233.3%*	*(133)*	*17*	-
Losses on financial instruments, net	(4)	2	-	(6)	-33.3%	(10)	(9)	11.1%
Financial Result	**(548)**	**(335)**	**63.6%**	**(192)**	**185.4%**	**(740)**	**(432)**	**71.3%**

- In accordance with IFRS, until 1Q12, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as a hedge for a portion of the net investments in subsidiaries located abroad. As a result, the effects from exchange variation gains or losses on this

7

GERDAU S.A. and subsidiaries August 1, 2013
Quarterly Results - 2Q13
GERDAU

debt were fully recognized in shareholders' equity, while the tax effects (income tax and social contribution) were recognized in statements of income. As of 2Q12, to neutralize the volatility in net income, given that income tax is levied on the total exchange variation of the debt as from Brazil, the Company opted to change the amount of this debt designated as hedge. Therefore, the exchange variation on the portion of US$ 2.9 billion continues to be recognized in shareholders' equity, while the exchange variation on the portion of US$ 1.0 billion is now recognized in statements of income.

- In 2Q13 compared to 2Q12, the higher negative financial result mainly reflects the higher negative net exchange variation and, to a lesser extent, the lower financial income and higher financial expense. Compared to 1Q13, the higher negative financial result was mainly due to the negative net exchange variation in 2Q13 compared to the positive variation in the prior quarter. In addition to the exchange variation on net investment hedge, which offsets the line of Income and Social Contribution Taxes on net investment hedge (see section on Net Income), the Company assumed liabilities in currencies other than the functional currencies of the countries where it has operations, which also causes exchange variation effects on the financial result.

Net income

Net Income (R$ million)	2nd Quarter 2013	2nd Quarter 2012	Variation 2Q13/2Q12	1st Quarter 2013	Variation 2Q13/1Q13	1st Half 2013	1st Half 2012	Variation 1H13/1H12
Income before taxes [1]	171	450	-62.0%	149	14.8%	320	923	-65.3%
Income and social contribution taxes	230	99	132.3%	11	1990.9%	241	23	947.8%
Income taxes - net investment hedge	*214*	*157*	36.3%	*(24)*	-	*190*	*114*	66.7%
Income taxes - other lines	*16*	*(58)*	-	*35*	-54.3%	*51*	*(91)*	-
Consolidated Net Income [1]	**401**	**549**	**-27.0%**	**160**	**150.6%**	**561**	**946**	**-40.7%**

[1] Includes the results from jointly controlled entities and associate companies based on the equity income method.

- **Consolidated** net income in 2Q13 decreased in relation to 2Q12, reflecting the reduction in operating income and in the financial result in the period. However, in relation to 1Q13, net income grew significantly, mainly due to the better operational performance.

Dividends

- The companies Metalúrgica Gerdau S.A. and Gerdau S.A. approved, based on the results recorded in 2Q13, the prepayment of the minimum mandatory dividend for fiscal year 2013 in the form of interest on equity, as shown below:

  - Payment date: August 21, 2013
  - Record date: close of trading on August 12, 2013
  - Ex-dividend date: August 13, 2013

- Metalúrgica Gerdau S.A.
  - R$ 44.7 million (R$ 0.11 per share)

- Gerdau S.A.
  - R$ 119.0 million (R$ 0.07 per share)

Investments

- In 2Q13, investments in fixed assets totaled R$ 635 million, bringing total investments in the first six months of the year to R$ 1.2 billion. Of the total invested in the first six months of the year, 68.4% was allocated to units in Brazil and the remaining 31.6% to units in other countries. In addition to investments in maintenance and technological advances, investments continued to be made in the mining project in Minas Gerais, the flat steel rolling mill in Ouro Branco (Minas Gerais), the special steel rolling mill in Pindamonhangaba (São Paulo) and the new structural profiles mill in Mexico, among other projects.

8

GERDAU S.A. and subsidiaries August 1, 2013
Quarterly Results - 2Q13
GERDAU

- For the 2013-2017 period, the investment plan calls for total investment of approximately R$ 8.5 billion.

Cash conversion cycle and working capital


10.3
10.1
9.7
10.0
9.4
93
92
97
98
85
Jun/12
Sep/12
Dec/12
Mar/13
Jun/13
Working Capital (R$ billion)
Cash Conversion Cycle (days)

- In June 2013, working capital decreased 6.0% from March 2013, despite the 7.8% growth in net sales in 2Q13 compared to 1Q13, which demonstrates the Company's efforts to reduce working capital and improve liquidity. As a result, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased by 13 days in relation to March 2013.

- Note that the reduction in working capital of R$ 592 million between March and June includes the effects of exchange variation, mainly on the working capital of companies abroad. Excluding this variation, the cash effect of the reduction was R$ 1.1 billion.

Financial liabilities


Gross debt (principal)
(R$ billion)
14.5
14.6
14.4
14.5
15.3
3.2
3.0
2.5
1.8
3.0
11.3
11.6
11.9
12.7
12.3
Jun/12
Sep/12
Dec/12
Mar/13
Jun/13
Cash
Net Debt

9

GERDAU S.A. and subsidiaries August 1, 2013
Quarterly Results - 2Q13
GERDAU

- On June 30, 2013, the composition of gross debt (principal) was 9.3% in short-term and 90.7% in long-term debt.

- The increase in cash (cash, cash equivalents and financial investments) between March 2013 and June 2013 was due to the reduction in working capital and increase in cash flow generation in the period. On June 30, 2013, 36.9% of this cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

- The 2.8% decrease in net debt on June 30, 2013 compared to March 31, 2013 is explained by the increase in the Company's cash position, which was partially offset by the exchange variation effect on debt denominated in foreign currencies.

- Note that Gerdau's US$ 750 million bond issued in April sought to lengthen the average debt term, which increased to 5.7 years in June 2013. In addition to these funds used to repay short-term debt, the Company also reduced its debt balance by a further US$ 284 million using its cash flow generation.

- On June 30, 2013, the nominal weighted average cost of gross debt was 6.1%, with 7.4% for the portion denominated in Brazilian real, 5.8% plus exchange variation for the portion in U.S. dollar contracted by companies in Brazil and 6.1% for the portion contracted by subsidiaries abroad.

Debt composition (R$ million)	06.30.2013	03.31.2013	12.31.2012
Short Term	**1,770**	**3,333**	**2,583**
Local Currency (Brazil)	382	552	652
Foreign Currency (Brazil)	295	774	469
Companies abroad	1,093	2,007	1,462
Long Term	**13,889**	**11,610**	**12,086**
Local Currency (Brazil)	1,964	2,123	2,240
Foreign Currency (Brazil)	8,500	6,261	6,422
Companies abroad	3,425	3,226	3,424
Gross Debt (principal + interest)	**15,659**	**14,943**	**14,669**
Interest on the debt	(344)	(417)	(309)
Gross Debt (principal)	**15,315**	**14,526**	**14,360**
Cash, cash equivalents and short-term investments	2,972	1,832	2,497
Net Debt [1]	**12,343**	**12,694**	**11,863**

[1] Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

- On June 30, 2013, the gross debt (principal) amortization schedule was as follows:

Amortization schedule of gross debt (principal)	
Short Term	**R$ million**
3rd quarter of 2013	301
4th quarter of 2013	291
1st quarter of 2014	307
2nd quarter of 2014	527
Total	**1,426**
Long Term	**R$ million**
2014	480
2015	789
2016	582
2017 and after	12,038
Total	**13,889**

- The Company's main debt indicators are shown below:

10

GERDAU S.A. and subsidiaries August 1, 2013
Quarterly Results - 2Q13
GERDAU

Indicators	06.30.2013	03.31.2013	12.31.2012
Gross debt / Total capitalization [1]	33%	34%	33%
Net debt [2] / EBITDA [3]	3.1x	3.2x	2.8x
EBITDA [3] / Net financial expenses [3]	5.0x	5.6X	6.4x

1) Total capitalization = shareholders' equity + gross debt (principal)

2) Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

3) Last 12 months

- Despite the variation of the Brazilian real against the U.S. dollar in 2Q13, the net debt/EBITDA indicator on June 30 improved slightly from March 31, reflecting the Company's efforts to reduce working capital and improve cash flow generation throughout its businesses.

Corporate governance

Best Investor Relations website

- Gerdau received the award for best Investor Relations website in the Large Cap category in the IR Magazine Brazil Awards 2013. The "IR Magazine Brazil Awards" is the most important event recognizing Investor Relations teams. The awards are part of a series of studies and events organized by IR Magazine around the world. In Brazil, the event is conducted by IR Magazine jointly with Revista RI magazine and the Brazilian Investor Relations Institute (IBRI).

Change in depositary bank for the ADRs

- Since July 1, 2013, Gerdau S.A. has contracted JPMorgan Chase Bank, N.A. to serve as the depositary bank for its ADRs (GGB) traded on the New York Stock Exchange (NYSE).

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

11

GERDAU S.A. and subsidiaries August 1, 2013 Quarterly Results - 2Q13 12 GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) (Unaudited) June 30, 2013 December 31, 2012 CURRENT ASSETS Cash and cash equivalents 1,239,193 1,437,235 Short-term investments Held for Trading 1,732,644 1,059,605 Trade accounts receivable - net 4,125,846 3,695,381 Inventories 8,551,238 9,021,542 Tax credits 568,722 601,148 Income and social contribution taxes recoverable 319,282 335,600 Other current assets 270,255 259,886 16,807,180 16,410,397 NON-CURRENT ASSETS Tax credits 110,352 119,582 Deferred income taxes 2,094,623 2,210,300 Unrealized gains on financial instruments 1,242 - Related parties 84,476 132,478 Judicial deposits 1,026,616 922,578 Other non-current assets 240,400 231,130 Prepaid pension cost 541,993 553,095 Investments in associates and jointly-controlled entities 1,491,831 1,425,605 Goodwill 10,753,063 10,033,396 Other Intangibles 1,431,180 1,364,416 Property, plant and equipment, net 20,473,404 19,690,181 38,249,180 36,682,761 TOTAL ASSETS 55,056,360 53,093,158

GERDAU S.A. and subsidiaries August 1, 2013 Quarterly Results - 2Q13 13 GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) (Unaudited) June 30, 2013 December 31, 2012 CURRENT LIABILITIES Trade accounts payable 3,302,716 3,059,684 Short-term debt 1,769,839 2,324,374 Debentures - 257,979 Taxes payable 527,037 440,754 Income and social contribution taxes payable 87,245 87,944 Payroll and related liabilities 635,077 558,634 Dividends payable - 47,379 Employee benefits 57,405 53,930 Environmental liabilities 13,678 24,536 Unrealized losses on financial instruments - 1,535 Put options on non-controlling interests - 607,760 Other current liabilities 337,814 358,673 6,730,811 7,823,182 NON-CURRENT LIABILITIES Long-term debt 13,454,326 11,725,868 Debentures 434,391 360,334 Related parties - 15 Deferred income taxes 1,305,832 1,795,963 Unrealized losses on financial instruments 1,137 6,664 Provision for tax, civil and labor liabilities 1,196,349 1,081,381 Environmental liabilities 50,830 42,395 Employee benefits 1,169,367 1,187,621 Other non-current liabilities 248,831 271,818 17,861,063 16,472,059 EQUITY Capital 19,249,181 19,249,181 Treasury stocks (286,495) (290,240) Capital reserves 11,597 11,597 Retained earnings 9,682,004 9,180,210 Operations with non-controlling interests (1,732,962) (1,728,627) Other reserves 1,623,819 823,483 EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT 28,547,144 27,245,604 NON-CONTROLLING INTERESTS 1,917,342 1,552,313 EQUITY 30,464,486 28,797,917 TOTAL LIABILITIES AND EQUITY 55,056,360 53,093,158

GERDAU S.A. and subsidiaries
Quarterly Results - 2Q13
August 1, 2013
GERDAU

GERDAU S.A.
CONSOLIDATED STATEMENTS OF INCOME
In thousands of Brazilian reais (R$)
(Unaudited)

	For the three-month period ended		For the six-month period ended	
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
NET SALES	9,882,457	9,975,430	19,048,015	19,174,872
Cost of sales	(8,540,141)	(8,550,560)	(16,797,480)	(16,643,455)
GROSS PROFIT	1,342,316	1,424,870	2,250,535	2,531,417
Selling expenses	(164,999)	(149,162)	(316,229)	(280,715)
General and administrative expenses	(470,997)	(486,513)	(954,308)	(953,745)
Other operating income	37,541	31,348	99,323	72,880
Other operating expenses	(24,022)	(22,238)	(35,116)	(32,168)
Equity in earnings of unconsolidated companies	(370)	(13,554)	16,301	17,331
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	719,469	784,751	1,060,506	1,355,000
Financial income	63,669	100,310	107,259	181,761
Financial expenses	(264,327)	(240,771)	(515,397)	(464,118)
Exchange variations, net	(343,806)	(196,755)	(322,392)	(140,915)
Gain and losses on financial instruments, net	(3,592)	2,127	(9,726)	(9,157)
INCOME BEFORE TAXES	171,413	449,662	320,250	922,571
Income and social contribution taxes				
Current	(63,235)	(121,985)	(136,829)	(248,716)
Deferred	292,773	220,869	377,065	271,307
NET INCOME	400,951	548,546	560,486	945,162
ATTRIBUTABLE TO:				
Owners of the parent	390,385	535,846	538,577	905,435
Non-controlling interests	10,566	12,700	21,909	39,727
	400,951	548,546	560,486	945,162

14

GERDAU S.A. and subsidiaries August 1, 2013 Quarterly Results - 2Q13 15 GERDAU S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS In thousands of Brazilian reais (R$) (Unaudited) June 30, 2013 June 30, 2012 Cash flows from operating activities Net income for the period 560,486 945,162 Adjustments to reconcile net income for the period to net cash provided by operating activities Depreciation and amortization 940,315 897,043 Equity in earnings of unconsolidated companies (16,301) (17,331) Exchange variation, net 322,392 140,915 Losses on financial instruments, net 9,726 9,157 Post-employment benefits 54,195 85,269 Stock based remuneration 10,051 18,753 Income tax (240,236) (22,591) Gains on disposal of property, plant and equipment and investments, net (38,245) (3,573) Allowance for doubtful accounts 29,855 19,335 Provision for tax, labor and civil claims 110,510 106,998 Interest income on investments (37,514) (100,193) Interest expense on loans 424,564 390,160 Interest on loans with related parties (1,525) (611) Provision for net realizable value adjustment in inventory 66,885 52,871 Release of allowance for inventory against cost upon sale of the inventory (39,823) (24,560) 2,155,335 2,496,804 Changes in assets and liabilities Increase in trade accounts receivable (247,917) (676,806) Decrease (Increase) in inventories 642,132 (911,159) Increase in trade accounts payable 93,458 98,391 Increase in other receivables (84,055) (414,672) Increase (Decrease) in other payables 28,695 (3,642) Dividends from jointly-controlled entities 21,549 34,038 Purchases of trading securities (1,703,493) (1,058,586) Proceeds from maturities and sales of trading securities 1,086,556 2,761,614 Cash provided by operating activities 1,992,260 2,325,982 Interest paid on loans and financing (472,394) (333,037) Income and social contribution taxes paid (147,025) (131,085) Net cash provided by operating activities 1,372,841 1,861,860 Cash flows from investing activities Additions to property, plant and equipment (1,191,586) (1,541,373) Proceeds from sales of property, plant and equipment, investments and other intangibles 117,713 7,043 Additions to other intangibles (56,895) (74,285) Advance for capital increase in jointly-controlled entity (77,103) (206,214) Payment for business acquisitions, net of cash of acquired entities (26,361) - Net cash used in investing activities (1,234,232) (1,814,829) Cash flows from financing activities Increase (Reduction) of capital by non-controlling interests in subsidiaries 342,051 (89,915) Purchase of treasury shares - (54,140) Proceeds from exercise of shares 975 10,515 Dividends and interest on capital paid (81,693) (254,722) Proceeds from loans and financing 3,064,857 1,054,230 Repayment of loans and financing (3,114,695) (630,511) Intercompany loans, net 49,511 28,692 Increase in controlling interest in subsidiaries (33,090) - Put-Options on non-controlling interest (599,195) - Net cash (used) provided in financing activities (371,279) 64,149 Exchange variation on cash and cash equivalents 34,628 76,292 (Decrease) Increase in cash and cash equivalents (198,042) 187,472 Cash and cash equivalents at beginning of period 1,437,235 1,476,599 Cash and cash equivalents at end of period 1,239,193 1,664,071 For the six-month period ended